Pricing Supplement No. 2 dated November 3, 2011 (To Prospectus dated October 27, 2011 and Prospectus Supplement dated October 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-177551

Colgate-Palmolive Company

Medium-Term Notes - Fixed Rate

Series G

We are hereby offering to sell Notes having the terms specified below to you with the assistance of the agents listed below, each acting as principal (collectively, the “Agents”), for whom J.P. Morgan Securities LLC, Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and BNP Paribas Securities Corp. are acting as joint book-running managers, at a fixed initial public offering price of 99.462% of the principal amount.

Principal Amount: $400,000,000 Issue Price: 99.462% Interest Rate: 1.300% Stated Maturity Date: January 15, 2017 CUSIP Number: 19416QDX5	Trade Date: November 3, 2011 Original Issue Date: November 8, 2011 Net Proceeds to Colgate: $396,448,000 Agents’ Discount or Commission: $1,400,000

Interest Payment Dates: January 15 and July 15 of each year, commencing on January 15, 2012

Redemption:	The Notes may be redeemed at the option of Colgate prior to the stated maturity date. See “Other Provisions – Optional Redemption” below.

Optional Repayment: N/A

Currency: Specified Currency: US Dollars

    Minimum Denomination: $1,000

Original Issue Discount: [ ] [ X ] No

Total amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form: [ X ] Book-entry [ ] Certificated

[ X] Other Provisions:

Optional Redemption:

The Notes may be redeemed at our option, at any time in whole or from time to time in part. The redemption price for the Notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

•       100% of the principal amount of the Notes being redeemed on the redemption date; or

•       the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate (as defined below), as determined by the Independent Investment Banker (as defined below), plus 7.5 basis points;

plus, in each case, accrued and unpaid interest on the Notes to the redemption date.

Notwithstanding the foregoing, installments of interest on the Notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the Notes and the indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the Notes to be redeemed. Once notice of redemption is mailed, the Notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to, but not including, the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Quotation.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

“Reference Treasury Dealer” means each of J.P. Morgan Securities LLC, Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and BNP Paribas Securities Corp. (or their respective affiliates which are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent or the trustee money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on that date. If less than all of the securities of any series are to be redeemed, the securities to be redeemed shall be selected by the trustee by a method the trustee deems to be fair and appropriate. The Notes will not be entitled to the benefit of any mandatory redemption or sinking fund.

Use of Proceeds:

Up to approximately $570 million of the aggregate net proceeds from the sale of the Notes and the concurrent sales of $300 million aggregate principal amount of Series G Medium-Term Notes due 2014 (the “Notes due 2014”) and $300 million aggregate principal amount of Series G Medium-Term Notes due 2021 (the “Notes due 2021”) will be used by Colgate to repay and retire outstanding indebtedness under a €408 million (approximately $570 million) amended and restated facility agreement, dated as of December 3, 2007 (the “facility agreement”), of Colgate’s subsidiary, Colgate-Palmolive International LLC.  Such indebtedness matures on December 7, 2011 and bears interest at a floating rate equal to EURIBOR plus 0.30%.  As of October 31, 2011, the effective interest rate on such indebtedness was 1.89%. The balance of the aggregate net proceeds from the sale of the Notes and concurrent sales of the Notes due 2014 and the Notes due 2021 will be used by Colgate to retire commercial paper which was issued by Colgate for general corporate purposes.  As of October 31, 2011, Colgate’s outstanding commercial paper had a weighted average interest rate of 0.07% with maturities ranging from 1 day to 30 days.

Supplemental Plan of Distribution (Conflicts of Interest):

The Agents have agreed, severally and not jointly, to purchase from us, and we have agreed to sell to the Agents, the principal amount of Notes set forth opposite their respective names below.

Agents	Principal Amount of Notes
J.P. Morgan Securities LLC	$55,000,000
Citigroup Global Markets Inc.	55,000,000
HSBC Securities (USA) Inc.	55,000,000
BNP Paribas Securities Corp.	55,000,000
Barclays Capital Inc.	36,000,000
Goldman, Sachs & Co.	36,000,000
Morgan Stanley & Co. LLC	36,000,000
RBS Securities Inc.	36,000,000
Wells Fargo Securities, LLC	36,000,000
Total	$400,000,000

Conflicts of Interest

Affiliates of BNP Paribas Securities Corp., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and RBS Securities Inc. are lenders under the facility agreement and will each receive at least 5% of the net proceeds of the offering, which are being used in part to repay and retire all of the outstanding indebtedness under the facility agreement. See “Use of Proceeds” above. This offering is being conducted in compliance with FINRA Rule 5121. No Agent having a conflict of interest under FINRA Rule 5121 will confirm sales to any account over which the Agent exercises discretionary authority without the prior written approval of the customer to which the account relates. Under FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary.

Legal Matters:

Sidley Austin llp, New York, New York has acted as counsel for Colgate. Mayer Brown LLP has acted as counsel for the Agents.

In the opinion of Sidley Austin LLP, as counsel to Colgate, when the Notes offered by this pricing supplement have been executed and issued by Colgate and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Colgate, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 27, 2011, which has been filed as Exhibit 5.1 to Colgate’s registration statement on Form S-3 filed with the Securities and Exchange Commission on October 27, 2011.